EXHIBIT 18
PREFERABILITY LETTER FROM INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

November 8, 2006

Board of Directors
Superior Industries International
7800 Woodley Avenue
Van Nuys, CA 91406

Dear Directors:
We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.
We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended September 24, 2006. Note 18 therein describes a change in accounting principle from recording interim plant maintenance charges evenly throughout the year through the use of accruals and deferrals to a direct expense method. On September 8, 2006 the Financial Accounting Standards Board, (“FASB”) issued FASB Staff Position (“FSP”) No. AUG-AIR, Accounting for Planned Major Maintenance Activities. The FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. The FSP is effective for fiscal years beginning after December 15, 2006. The Company adopted the interim reporting direct expense method as of January 1, 2006. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.
We have not audited any financial statements of the Company as of any date or for any period subsequent to December 25, 2005. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP Los Angeles, California November 8, 2006